UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

KIMBER RESOURCES INC.

(Name of Subject Company (Issuer))

INVECTURE GROUP, S.A. DE C.V.

(Names of Filing Persons (Offerors))

Common Shares

(Title of Class of Securities)

49435N101

(CUSIP Number of Class of Securities)

Jose Luis Ramos

Invecture Group, S.A. de C.V.

Montes Urales 750 piso 3A

Lomas de Chapultepec

CP 11010 Mexico D.F.

Mexico

+ (52) 55-5520-0173

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019-6064 Attention: Christopher J. Cummings David S. Huntington (212) 373-3000	Blake, Cassels & Graydon LLP 595 Burrard Street P.O. Box 49314 Suite 2600, Three Bentall Centre Vancouver, British Columbia, V7X 1L3 Attention: Michelle Audet (604) 631-3300

CALCULATION OF FILING FEE:

Transaction Valuation*	Amount of Filing Fee**
US$12,327,353	US$1,588

*	Estimated solely for the purpose of calculating the amount of the filing fee based on a transaction value equal to the product of (i) CDN$0.15 per Common Share and (ii) 84,697,876, which is the estimated number of outstanding Common Shares, other than any Common Shares owned directly or indirectly by Invecture Group, S.A. de C.V. and its affiliates, converted to U.S. dollars based on the Bank of Canada noon rate of US$0.9703 = CDN$1.00 on October 7, 2013.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	US$1,588
Form or Registration No:	Schedule TO
Filing Party:	Invecture Group, S.A. de C.V.
Date Filed:	October 10, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	THIRD-PARTY TENDER OFFER SUBJECT TO RULE 14D-1.
☐	ISSUER TENDER OFFER SUBJECT TO RULE 13E-4.
☐	GOING-PRIVATE TRANSACTION SUBJECT TO RULE 13E-3.
☐	AMENDMENT TO SCHEDULE 13D UNDER RULE 13D-2.

☐	Check the box if the filing is a final amendment reporting the results of the tender offer.

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed on October 10, 2013 (the “Schedule TO”) by Invecture Group, S.A. de C.V., a corporation existing under the laws of Mexico (“Invecture”). The Schedule TO relates to the offer to purchase (the “Offer”) by Invecture for all of the issued and outstanding common shares (the “Common Shares”) of Kimber Resources Inc., a corporation existing under the laws of British Columbia (“Kimber”), other than any Common Shares owned directly or indirectly by Invecture and its affiliates. The Offer is subject to the terms and conditions set forth in Invecture’s Offer and Circular dated October 10, 2013 (the “Offer and Circular”), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(i).

The information set forth in the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, including all schedules, exhibits and annexes thereto, is hereby expressly incorporated by reference herein in response to all items of information required to be included in, or covered by, this Schedule TO, and is supplemented by the information specifically provided herein.

All references in this Amendment to “sections” or “paragraphs” refer to sections and paragraphs of the Offer and Circular before giving effect to the amendments contemplated hereby.

Item 1.	Summary Term Sheet.

The section entitled “Summary of the Offer – Time for Acceptance” on page 6 of the Offer and Circular is hereby amended to add the following after the first sentence thereof: “The Offeror will not provide for any subsequent offering period following the Expiry Time.”

The section entitled “Summary of the Offer – Withdrawal of Deposited Common Shares” on page 8 of the Offer and Circular is hereby replaced in its entirety with the following: “Common Shares deposited under the Offer may be withdrawn by or on behalf of the depositing Shareholder at any time (i) prior to the Expiry Time, (ii) before the Common Shares have been taken up by the Offeror pursuant to the Offer and (iii) in the other circumstances discussed in Section 8 of the Offer, “Withdrawal of Deposited Common Shares”.”

Item 4.	Terms of the Transaction.

The section entitled “Offer – Extension, Variation or Change in the Offer” on page 22 of the Offer and Circular is hereby amended to add the following at the end of the second paragraph thereof: “The Offeror will not provide for any subsequent offering period following the Expiry Time.”

The section entitled “Offer – Withdrawal of Deposited Common Shares” on page 25 of the Offer and Circular is hereby amended to add the following as the first sentence of the sixth full paragraph on such page: “In addition to the circumstances set forth in the first paragraph of this section, Common Shares deposited under the Offer may be withdrawn by or on behalf of the depositing Shareholder at any time prior to the Expiry Time.”

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

The section entitled “Circular – Background to the Offer” on page 31 is hereby amended to replace the first sentence of the first paragraph thereof in its entirety with the following: “Certain officers of FCC, on behalf of the Offeror, commenced initial discussions with Kimber regarding a potential transaction in April, 2013.”

The section entitled “Circular – Background to the Offer” on page 31 is hereby amended to add the following after the first paragraph thereof:

“On April 17, 2013, FCC sent an e-mail to Kimber in which it proposed an earn-in agreement to allow the Offeror, directly or indirectly, to acquire an interest in Kimber’s Monterde Property.

During May 2013, there were several discussions between representatives of FCC and Kimber regarding a potential arrangement, but the parties did not come to any agreement. On June 1, 2013, Kimber sent a letter to FCC in which it indicated that it was not interested in the proposed earn-in agreement, and requested an alternative proposal.

On June 7, 2013, FCC sent a letter to Kimber in which it proposed an alternative earn-in agreement and also indicated that the Offeror would consider acquiring an up-front minority equity interest in Kimber. Kimber confirmed that it would consider the new proposal.

On June 24, 2013, during a discussion with representatives of FCC, Kimber indicated that it was not interested in the alternative earn-in agreement, but that it may be interested in an equity investment by the Offeror.

On July 8, 2013, FCC sent an e-mail to Kimber which included possible high-level terms of an equity investment in Kimber, subject to existing Shareholders also contributing additional capital.”

The section entitled “Circular – Background to the Offer” on page 31 is hereby amended to add the following after the second paragraph thereof:

“During the month of August, FCC and Kimber continued to discuss the due diligence review of Kimber and potential terms for a transaction. Such discussions resulted in FCC proposing that Kimber issue units to the Offeror for $8 million, with each unit comprised of a Common Share priced at $0.05 per share and a two year warrant to purchase a Common Share for $0.065. However, Kimber determined such placement would have required Shareholder approval, which Kimber determined would be difficult to obtain on the proposed terms.

On September 6, 2013, representatives of the Offeror, FCC, Kimber and Sprott met to discuss the proposed transaction. Kimber proposed improving the pricing of the previously proposed unit offering, and the Offeror and FCC asked Kimber to provide a formal counter-proposal.”

The section entitled “Circular – Background to the Offer” on page 31 is hereby amended to replace the third paragraph thereof in its entirety with the following: “Axemen Resource Capital Ltd. (“Axemen”) provided advice to the Offeror with respect to a potential transaction with Kimber and on September 10, 2013, Axemen and CDM, an indirect subsidiary of the Offeror, executed an engagement letter with respect to any business combination or financing involving CDM or its affiliates, which included the Offer.”

The section entitled “Circular – Background to the Offer” on page 31 is hereby amended to add the following after the third paragraph thereof:

“On September 12, 2013, the Offeror and FCC received the counter-proposal from Kimber suggesting that the Offeror acquire a significant equity interest in Kimber, and representatives of FCC met with representatives of Kimber’s financial advisor, Primary Capital Inc., to discuss such proposal. The possibility of a take-over bid was also raised, and Kimber indicated that it would consider supporting a take-over bid at a reasonable price, provided that a $2 million private placement of Common Shares could be completed prior to the commencement of such bid.

Later on September 12, 2013, the Offeror sent a letter to Kimber indicating its interest in pursuing a $2 million private placement at $0.10 per share and a take-over bid for all of the outstanding Common Shares at $0.15 per share, representing a premium to the spot price and volume weighted average price over 5 and 20-day periods.”

Item 11.	Additional Information.

See Items 1, 4 and 5 above.

Appendix B to the Offer and Circular is hereby replaced in its entirety with the following:

APPENDIX B

CERTAIN INFORMATION REGARDING THE DIRECTORS

AND EXECUTIVE OFFICERS OF THE OFFEROR

Set forth in the table below is the name, province/state and country of residence, country of citizenship, current principal occupation and material occupations, positions, offices or employments held during the past five years of each of the directors, executive officers and persons controlling the Offeror. The business address of each such person is Montes Urales 750 piso, 3A, Lomas de Chapultepec, CP 11010 Mexico D.F., Mexico.

In the past five years, none of the persons listed below has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining him or her from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Name, Province/State, Country of Residence and Country of Citizenship	Principal Occupation and Material Occupations, Positions, Offices or Employment within Previous Five Years
Name: Arturo Rosas Barrientos Residence: Mexico D.F., Mexico Citizenship: Mexico

Sole Director

Invecture Group, S.A. de C.V.

Montes Urales 750 piso, 3A

Lomas de Chapultepec, CP 11010

Mexico D.F., Mexico

(Mining)

April 2012 – present

Principal

Rosas & Asociados

Río Támesis #8-B

Col. Cuahutémoc, CP 06500

Mexico DF, Mexico

(Finance/Insurance)

2001 - April 2012

Name: John Detmold Residence: Mexico D.F., Mexico Citizenship: Mexico

President and Managing Director

Invecture Group, S.A. de C.V.

Montes Urales 750 piso, 3A

Lomas de Chapultepec, CP 11010

Mexico D.F., Mexico

(Mining)

April 2006 – present

Director and Chief Financial Officer

Frontera Copper Corporation

1620 – 1075 West Georgia St.

Vancouver, BC, Canada V6E 4A2

(Mining)

June 2010 – July 2011

Executive Chairman

Cobre del Mayo, S.A. de C.V.

Localidad Piedras Verdes

C.P. 85779, Álamos, Sonora, México

(Mining)

May 2009 – present

Director

Black Iron, Inc.

65 Queen Street West, 8th Floor

Toronto, Ontario, Canada, M5H 2M5

(Mining)

February 2011 – present

Name, Province/State, Country of Residence and Country of Citizenship	Principal Occupation and Material Occupations, Positions, Offices or Employment within Previous Five Years

Director PNG Gold Corporation Suite 800 – 570 Granville Street Vancouver, British Columbia, Canada, V6C 3P1 (Mining) March 2011 – present

Name: Adriana Sandoval Residence: Mexico D.F., Mexico Citizenship: Mexico

Vice President

Invecture Group, S.A. de C.V.

Montes Urales 750 piso, 3A

Lomas de Chapultepec, CP 11010

Mexico D.F., Mexico

(Mining)

October 2007 – present

Chief Financial Officer

Cobre del Mayo, S.A. de C.V.

Localidad Piedras Verdes

C.P. 85779, Álamos, Sonora, México

(Mining)

March 2013 – present

Name: José Luis Ramos Residence: Mexico D.F., Mexico Citizenship: Mexico	Vice President and Chief Financial Officer Invecture Group, S.A. de C.V. Montes Urales 750 piso, 3A Lomas de Chapultepec, CP 11010 Mexico D.F., Mexico (Mining) September 2005 – present

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INVECTURE GROUP, S.A. DE C.V.

By:	/s/ John Detmold
Name: John Detmold Title: President and Managing Director

Dated: October 30, 2013